Sit Investment Associates

Mutual Funds Newsletter

Spring 2009

Sit U.S. Government Securities Fund Continues Positive Streak

The Sit U.S. Government Securities Fund's objective is to provide high current income while maintaining safety of principal — no small task over the past year. Despite the low interest rate environment for high-quality fixed income investments and the difficult economic times, the Fund produced a +5.58% total return for the one-year period ended April 30, 2009, continuing the Fund's history of positive annual returns since its inception in 1987.

Income played a key role in the Fund's performance as it normally does, and its 4.88% 12-month distribution rate as of April 30 confirms that point. Although the Fund trailed the +6.65% return of its benchmark, the Barclays Capital Intermediate Government Bond Index, over the same period, this was due mainly to the extraordinary flight to quality that occurred during the past year. The resultant low yield for the Index (1.78% *yield to worst** as of April 30, 2009) gives a significant income advantage to the Sit Fund relative to its benchmark. In comparison, the Fund's 30-day SEC yield was 5.02% as of April 30, 2009.

Senior Portfolio Managers Mike Brilley and Bryce Doty achieve the Fund's objectives by investing mainly in government agency mortgage securities and U.S. Treasuries. This minimizes risk to principal in the portfolio's underlying investments because Treasuries are risk free and mortgages issued by agencies such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) are backed by these issuers. If a mortgage goes into default, they pay the principal. During this past year, the U.S. government nationalized these two agencies, which served to strengthen the implied backing of the agencies' debt. Mortgage securities issued by the Government National Mortgage Association (Ginnie Mae) are also utilized by the Fund and the principal on those mortgages is explicitly backed by the full faith and credit of the U.S. government.

The Fund utilizes mortgage securities not only for the protection of principal, but also as a prime source for generating higher income levels relative to the market. The Fund concentrates on mortgage pools with higher interest rates and relatively stable and predictable prepayment characteristics. The mortgages must also have made it through at least one market refinancing period. These "seasoned" mortgages are less vulnerable to prepayment risk, which happens when a mortgage is refinanced and then proceeds must be reinvested in a lower interest rate environment.

In addition to minimizing principal risk for the investments in the portfolio, interest rate risk is also kept low to reduce price fluctuation for the Fund itself. Bond values are inversely related to interest rates: if rates increase, the value of a bond goes down and vice versa. The less sensitive a portfolio is to changes in interest rates, the less its price will move as rates change (i.e., lower risk). The Fund's duration (measure of price sensitivity to interest rate changes) is usually kept between 2 and 5 years. For example, if interest rates increased 1%, a fund with a duration of 2 years would be expected to decrease in price by approximately 2% (1% x 2). The lower the fund's duration, the less its price will move when interest rates change.

The Sit U.S. Government Securities Fund's strategy is likely to give it a competitive edge within this economic environment. There are a number of stimulus programs aimed at stabilizing and improving the economy, especially the housing market, as it typically has the highest multiplier effect on the economy as a whole. Specifically, the Federal Reserve is buying mortgage-backed securities to keep mortgage rates low as well as targeting a federal funds rate near zero to keep short-term interest rates low. With rates likely to remain low for some time, the Fund's focus on a high level of income and stability of principal make it an attractive alternative to other short-term, fixed income investments.

**Yield to worst: The lowest potential yield that can be received on a bond without the issuer actually defaulting.*

Sit U.S. Government Securities Fund - Positive Calendar Year Returns Since Inception



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Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



We believe the rate of change in U.S. real GDP growth bottomed in the fourth quarter of 2008 at an estimated -6.3%.

The first quarter 2009 rate of growth was a still weak -6,1%, but we forecast a gradual improvement through the balance of the year that could possibly turn positive late in the year. The result of these quarterly estimates is an annual rate of growth in real GDP of -3.0% for 2009. Our expectations are based on several factors, including the likelihood of continued dramatically weak business spending and a significant inventory correction. The strong negative contributions from these areas, combined with a slightly positive contribution from the large consumer spending sector, at least in the first quarter, lead us to expect negative but steadily improving economic growth.

February real personal consumption expenditures (PCE) declined -0.2%, but January real PCE were revised up from the initial 0.4% to 0.7%. Most of the February change can be attributed to a -1.5% decline in durable goods purchases compared to a +3.2% increase in January. Purchases of motor vehicles and parts accounted for the February decline and for about half of January's increase. Consumer spending was surprisingly strong in January and February despite the sharp decline in non-farm payroll employment. As of April 3rd, total 2009 job losses were just over 2 million and a total of 5 million lost since the recession began in December 2007. Employment numbers, an important driver of consumers' ability to spend, suggest that PCE should continue to struggle. As measured by the headline Consumer Price Index for All Urban Consumers (CPI), inflation increased +0.4% in March. Most of the increase was driven by higher energy prices, particularly gasoline. Inflation is unlikely to be a near-term concern, and the year-over-year figures could quite possibly turn negative in the next few months. We expect consumer spending to be quite weak over the next few months, with moderate improvement in the second half of the year as numerous government policy actions begin to take hold.

The Federal Reserve's U.S. trade-weighted major currencies dollar index was up +0.9% in March from February and up +19.2% on a year-over-year basis. The U.S. dollar continues to benefit from the safe-haven status of U.S. Treasury securities. We expect this trend to continue over the near term. However, on a longer-term basis, the dollar will likely weaken as investors begin to refocus on the U.S. trade deficit and the increasingly massive U.S. budget deficit.

Payroll tax cuts took effect on April 1st and at least some of the recently passed stimulus package should begin to gain traction in the second half of 2009. These factors, along with the long list of other policy initiatives and monetary actions undertaken by the Federal Reserve, the Treasury Department and the Obama Administration over the past 18 months, should lead to the beginning of a recovery by late 2009 or early 2010.

Stock Markets

The investment environment remains challenging, but we remain sanguine about the prospects for U.S. equities. Markets tend to anticipate economic improvement by at least two quarters, and the volatility created by many of the concerns present opportunities for disciplined and patient investors.

After a very difficult start to the year, domestic equity markets rebounded sharply with the second best March monthly performance since 1960. Stocks were buoyed by reports from Citigroup and other large U.S. banks. Markets were further aided late in the month by the Federal Reserve's announced plans to purchase up to $1 trillion in securities and by Treasury Geithner's release of the details of the Public-Private Investment Program (PPIP).

Growth stocks continued to outperform their value counterparts across all market capitalizations for the month, quarter, and 12-month periods. This margin of outperformance narrowed in March as a result of strong financial sector performance. The financial characteristics of outperforming stocks in March were notably changed from the first two months of the year. Stocks with high betas, low price-earnings multiples, and high dividend yields performed better in March, reversing the dynamics of January and February. The change was due to the March market rally, which was led by sectors that possess these attributes and had previously lagged the market.

Using the broad Russell 3000 Index as a measure, 9 out of 18 sectors outperformed in March, down from 10 out of 18 in February. The 9 groups that outperformed in March represent 47.1% of the Index weight as compared with 45.9% for the 10 groups that outperformed in February. In a significant reversal from the first two months of the year, financials moved from a rank of 18th to 1st. Both financials and consumer durables experienced major positive reversals in March.

In the global equity markets, ranked in U.S. dollar terms, for the year-to-date period, 27 out of 33 markets have recorded negative returns. The U.S. ranked 22nd in March, slipping from 18th in February. On a regional basis, all areas improved in March, but Latin America was the only major region that climbed into positive territory for the year.

Fixed Income

Most taxable securities had strong performance in March, while municipal securities were more subdued after a strong rebound in the first two months of the year. During the first quarter, the market experienced a continuation of corporate bailouts, expansive Federal Reserve lending, and government-guaranteed bond issuances, all designed to replace continued reductions in private market lending. The Fed kept its federal funds target rate near zero through most of the quarter in an attempt to spur additional private market lending and ensure liquidity in the commercial paper market. By the end of the quarter, Treasury yields had risen, as the extreme flight to quality experienced during the fourth quarter of 2008 began to reverse itself. The 3-month maturity U.S. Treasury bill yield increased to 0.2%, approximately +12 basis points higher than where it began the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 3.53%, approximately +85 basis points higher.

The Barclays Capital Aggregate Bond Index provided a modestly positive return during the quarter. Asset-backed securities were the best performers, primarily due to strong relative performance from securities backed by credit card and auto loans. Mortgage-backed securities also outperformed, as pre-announced Federal Reserve buying of mortgage securities pushed their prices higher. U.S. Treasury bonds underperformed, partially reversing record positive returns from the fourth quarter of 2008. Corporate bonds were the worst performing sector, as the strong income return from industrial and utility offerings was offset by continuing investor concern over the solvency of major financial institutions. The government continues to devote a significant amount of taxpayer resources to stabilizing financial markets.

Sit Mutual Funds Performance Summary: First Quarter 2009

Equities

Equity markets were particularly volatile during the first quarter in 2009. Poor economic data early in the year gave way to emerging signs of stability later in the quarter and, after a rough January and February, stocks rebounded sharply in March.

The first quarter of 2009 was clearly an eventful one, as the sharp contraction in the economy triggered significant reductions in corporate profit estimates due to intensifying concerns over the health of our financial system. However, sentiment made a U-turn in early March, as a number of positive factors began to emerge, which provided hope of improving economic conditions in the near future. Several large financial companies surprised the market by announcing expectations of first quarter profits. There have also been hints that the manufacturing sector is bottoming out, particularly in the U.S. and China. Even segments of the beleaguered housing sector are showing some signs of life, and refinancing activity has taken off due to extraordinarily low mortgage rates. Finally, with nearly $2 trillion in stimulus packages announced throughout the world over the past several months, prospects have brightened for improving economic conditions to emerge over the next twelve to eighteen months.

While it has been encouraging to see better economic statistics and improved equity market sentiment in recent weeks, we continue to believe a sharp (and sustained) economic recovery is unlikely. Consumers are apt to increase savings rates further; unemployment will continue to rise; and credit will remain tight, constraining expansion potential. However, we continue to believe that, even within a slow growth backdrop, equities can make progress, as valuations remain attractive, inflation is low, and earnings visibility should improve by the second half of 2009. Our focus remains on high-quality growth companies that can prosper even in a slow growth economic environment. Within the Sit equity funds, sector emphasis remains on technology, health care and energy. We have also modestly increased weightings in the finance sector, as fundamentals appear to be bottoming and valuations are compelling for many attractive franchises.

The global economic contraction became more exacerbated in the March quarter. Every region except Asia ex-Japan is in the midst of a full-blown recession. We believe the U.S. is further along than other nations and may see a recovery in the latter half of 2009. While we do anticipate a recovery for international markets, we think it will lag that of the U.S. by at least one quarter. The U.S. has been more proactive with various stimulus measures while other regions have been lagging. Even so, we are hopeful that the measures various nations are taking will begin to take effect over the next few quarters and lead the global economies out of recession.

During the first quarter, the Sit international and global growth funds slightly underperformed their respective benchmarks, primarily a result of lower quality companies, which generally don't perform well in recessionary environments, outperforming in the month of March.

While 2009 has had a difficult start, global equity markets became less risk averse in March as financial, retail, and consumer-discretionary stocks performed well. While we do not believe international markets are out of the woods, we have been selectively increasing our exposure to the above-mentioned sectors. However, we still have significant weightings in consumer staples, healthcare, technology, telecommunications, and other less economically sensitive sectors. In general, we favor high quality, more defensive, unit growth companies, with pricing flexibility and margin expansion potential. Although we recognize that China and other emerging markets have experienced slowing growth, we still believe that emerging market exposure is desirable. Given our confidence in emerging markets and the economic stimulus plans, we favor infrastructure-related industries. Within developed markets, we continue to see a dramatic slowdown in Europe and a severe deceleration in Japan. Even though we are cautious at the moment, we believe the global equity market has started to anticipate an economic recovery. As a result, we are selectively reducing our defensive exposure in favor of a more aggressive stance.

Fixed Income

By the end of the first quarter of 2009 (after reaching record lows in late 2008), U.S. Treasury yields had risen modestly and the yield curve steepened. The extreme flight to quality began to reverse itself as government programs to create liquidity and alleviate stress on the credit markets began to take effect. The Federal Reserve had moved its federal funds target rate to a level near zero in an attempt to improve the economy. The Fed announced a mortgage-backed securities purchase program, designed to reduce mortgage rates and encourage lending. We believe the net effect of current government initiatives will be to drive an eventual economic recovery later this year. We expect the housing market to lead the recovery, as housing typically has the highest multiplier effect on the economy as a whole. Since the Fed is likely to keep short-term interest rates low for the next several months, the Sit U.S. Government Securities Fund will continue to add to agency mortgage pass-throughs, due to the high levels of income produced by these securities. This high level of income and stability of principal continue to be the Fund's focus, likely providing returns higher than other money market investments.

Municipal returns were strong during the first quarter of 2009 as the yield curve steepened. Tight credit conditions and investors' preference for liquidity continued to push shorter term yields down, outpacing longer term yields which fell slightly due to steady cash inflows and light new issue volume. Returns for the Sit Tax-Free Income and Minnesota Tax-Free Income Funds were very strong for the quarter as they outperformed the benchmark index by more than +4.40% and +5.25%, respectively. Performance was positively impacted by the Funds' holdings in lower rated and non-rated securities as credit spreads narrowed dramatically during the quarter. The Funds' longer duration and significant exposure to revenue bonds also contributed to the outperformance. We still believe that municipal bond yields are at very attractive levels for longer-term investors and forecast prices to continue to improve in 2009.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund
(SNIGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
3/31/09: $28.69 Per Share

Total Net Assets
$246.1 Million

Weighted Avg. Mkt. Cap
$54.8 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-4.65%	-4.12%	-10.45%
6 Month**	-24.80	-25.97	-30.59
1 Year	-32.10	-34.28	-38.27
5 Year	-1.42	-4.38	-4.54
10 Year	-4.06	-5.26	-2.57
Inception***	8.71	9.16	10.18
Cumulative Total Returns (%)*			
1 Year	-32.10%	-34.28%	-38.27%
5 Years	-6.89	-20.08	-20.72
10 Year	-33.95	-41.75	-22.92
Inception***	821.43	928.21	1216.83

**As of 3/31/09*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 13.2
Health Technology 10.8
Consumer Non-Durables 9.6
Finance 9.3
Energy Minerals 8.4
Technology Services 6.4
Consumer Services 5.1
Producer Manufacturing 5.0
Sectors Less than 5% 22.3
Cash and Other Net Assets 9.9

Top Five Stock Holdings

1. IBM Corp.
2. Coca-Cola Co.
3. McDonald's Corp.
4. Verizon Communications, Inc.
5. Monsanto Co.

Total Number of Holdings: 89

Sit Mid Cap Growth Fund
(NBNGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
3/31/09: $8.27 Per Share

Total Net Assets
$107.5 Million

Weighted Avg. Mkt. Cap
$8.5 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-5.05%	-3.36%	-8.98%
6 Month**	-30.67	-29.81	-33.80
1 Year	-40.62	-39.58	-40.81
5 Year	-2.99	-3.91	-3.53
10 Year	-1.18	-0.86	2.27
Inception	10.40	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-40.62%	-39.58%	-40.81%
5 Year	-14.10	-18.08	-16.46
10 Year	-11.23	-8.29	25.12
Inception	1289.33	N/A	N/A

**As of 3/31/09*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 16.2
Electronic Technology 10.3
Finance 10.2
Producer Manufacturing 9.0
Technology Services 8.8
Energy Minerals 7.4
Process Industries 7.0
Sectors Less than 6% 30.2
Cash and Other Net Assets 0.9

Top Five Stock Holdings

1. Activision Blizzard, Inc.
2. Gilead Sciences, Inc.
3. Celgene Corp.
4. Southwestern Energy Co.
5. TCF Financial Corp.

Total Number of Holdings: 92

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
3/31/09: $21.63 Per Share

Total Net Assets
$50.2 Million

Weighted Avg. Mkt. Cap
$2.4 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-7.96%	-9.74%	-14.95%
6 Month**	-32.09	-34.51	-37.17
1 Year	-37.68	-36.36	-37.50
5 Year	-3.47	-5.37	-5.24
10 Year	3.63	-1.60	1.93
Inception	7.54	2.85	5.28
Cumulative Total Returns (%)*			
1 Year	-37.68%	-36.36%	-37.50%
5 Year	-16.20	-24.10	-23.61
10 Year	42.88	-14.94	21.12
Inception	192.58	51.35	113.82

**As of 3/31/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 19.9
Electronic Technology 11.5
Technology Services 10.7
Finance 8.5
Producer Manufacturing 7.4
Industrial Services 5.8
Health Services 5.5
Energy Minerals 5.0
Sectors Less than 4% 21.9
Cash and Other Net Assets 3.8

Top Five Stock Holdings

1. NuVasive, Inc.
2. ANSYS, Inc.
3. TCF Financial Corp.
4. Informatica Corp.
5. Southwestern Energy Co.

Total Number of Holdings: 94

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 3/31/09:	$8.44	$8.42
Total Net Assets (Million)	$25.0	$12.1
Weighted Avg. Mkt Cap	$45.7 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-8.66%	-26.13%	-31.70%	-6.82%	0.53%	0.79%
S&P 500 Index	-11.01	-30.54	-38.09	-13.06	-4.77	-4.24
Class S	-8.78	-26.20	-31.95	N/A	N/A	-7.07
S&P 500 Index	-11.01	-30.54	-38.09	N/A	N/A	-13.05
Cumulative Total Returns (%)*						
Class I	-8.66%	-26.13%	-31.70%	-19.10%	2.66	4.20%
S&P 500 Index	-11.01	-30.54	-38.09	-34.28	-21.66	-20.34
Class S	-8.78	-26.20	-31.95	N/A	N/A	-19.77
S&P 500 Index	-11.01	-30.54	-38.09	N/A	N/A	-34.28

**As of 3/31/09*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 15.8
Consumer Non-Durables 12.4
Health Technology 12.3
Energy Minerals 9.8
Electronic Technology 8.1
Producer Manufacturing 6.9
Sectors Less than 5% 31.8
Cash and Other Net Assets 2.9

Top Five Stock Holdings

1. Johnson & Johnson, Inc.
2. Verizon Communications, Inc.
3. IBM Corp.
4. Chevron Corp.
5. Procter & Gamble Co.

Total Number of Holdings: 101

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Ray Sit, CFA
Tasha Murdoff
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
3/31/09:	$8.39	$8.38
Total Net Assets (Million)	$1.7	$0.6
Weighted Avg. Mkt Cap	$46.2	Billion

Total Returns (%)

	3 Month**	6 Month**	Since Inception
Average Annual Total Returns (%)*			
Class I	-11.12%	-15.79%	-15.79%
Class S	-11.23	-15.94	-15.94
Composite Index***	-12.19	-30.73	-30.73
S&P 500 Index	-11.01	-30.54	-30.54
MSCI EAFE Index	-13.94	-31.11	-31.11
Cumulative Total Returns (%)*			
Class I	-11.12%	-15.79	-15.79%
Class S	-11.23	-15.94	-15.94
Composite Index***	-12.19	-30.73	-30.73
S&P 500 Index	-11.01	-30.54	-30.54
MSCI EAFE Index	-13.94	-31.11	-31.11

*As of 3/31/09
**Not Annualized
*** Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 17.0
Health Technology 11.7
Consumer Non-Durables 11.6
Energy Minerals 9.2
Electronic Technology 7.7
Producer Manufacturing 7.1
Sectors Less than 6% 30.5
Cash and Other Net Assets 5.2

Top Five Stock Holdings

1. Procter & Gamble Co.
2. Occidental Petroleum Corp.
3. Abbott Laboratories
4. Baxter International, Inc.
5. Johnson & Johnson, Inc.

Total Number of Holdings: 102

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
3/31/09: $8.82 Per Share

Total Net Assets
$17.1 Million

Weighted Avg. Mkt. Cap
$34.3 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	-15.84%	-12.43%	-13.94%
6 Month**	-35.64	-30.03	-31.11
1 Year	-48.58	-45.36	-46.51
5 Year	-4.45	-1.99	-2.18
10 Year	-5.63	-2.46	-0.84
Inception	1.38	1.40	3.05
Cumulative Total Returns (%)*			
1 Year	-48.58%	-45.36%	-46.51%
5 Year	-20.35	-9.55	-10.44
10 Year	-43.96	-22.07	-8.09
Inception	26.88	27.45	69.85

*As of 3/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Consumer Non-Durables 15.4
Finance 11.8
Health Technology 10.4
Producer Manufacturing 7.6
Communications 7.0
Electronic Technology 6.3
Non-Energy Minerals 6.1
Sectors Less than 6% 33.2
Cash and Other Net Assets 2.2

Portfolio Structure by Region


Europe 57.4 64.5
Asia 31.2 35.5
Other 9.2 0.0
Cash & Other Net Assets 2.2 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Telefonica, S.A.
4. Schlumberger, Ltd.
5. Roche Holdings, A.G.

Total Number of Holdings: 82

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
3/31/09: $12.13 Per Share

Total Net Assets
$9.6 Million

Weighted Avg. Mkt. Cap
$22.1 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	-1.14%	0.52%	1.83%
6 Month**	-31.52	-27.57	-28.18
1 Year	-48.91	-48.40	-50.00
5 Year	3.90	3.41	1.98
10 Year	5.54	5.47	4.37
Inception	1.98	1.18	N/A
Cumulative Total Returns (%)*			
1 Year	-48.91%	-48.40%	-50.00%
5 Years	21.11	18.24	10.28
10 Year	71.44	70.27	53.31
Inception	33.50	18.95	N/A

**As of 3/31/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Energy Minerals
13.0
Non-Energy Minerals
12.9
Finance
11.6
Electronic Technology
11.1
Communications
9.8
Utilities
7.2
Sectors Less than 7%
31.5
Cash and Other Net Assets
2.9

Portfolio Structure by Region



Asia
57.7
56.2
Latin America
21.4
21.8
Europe
8.1
9.6
Africa/Middle East
9.9
12.4
Cash and Other Net Assets
2.9
0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. BHP Billiton, Ltd., A.D.R.
3. Cia Vale Do Rio Doce, A.D.R.
4. Samsung Electronics
5. China Life Insurance Co., A.D.R.

Total Number of Holdings: 86

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
3/31/09: $11.86 Per Share

Total Net Assets
$9.4 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-3.73%	-11.01%	0.12%
6 Month**	-18.60	-30.54	4.70
1 Year	-25.63	-38.09	3.13
5 Year	-0.96	-4.77	4.13
10 Year	-0.96	-3.00	5.70
Inception	4.76	5.54	6.09
Cumulative Total Returns (%)*			
1 Year	-25.63%	-38.09%	3.13%
5 Year	-4.73	-21.66	22.41
10 Year	-9.16	-26.26	74.04
Inception	103.44	127.52	146.00

**As of 3/31/09*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 11.4%
Equities 52.2%
Bonds 36.4%

Top Five Stock Holdings

1. IBM Corp.
2. Monsanto Co.
3. Pepsico, Inc.
4. McDonald's Corp.
5. Verizon Communications, Inc.

Total Number of Holdings: 171

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
3/31/09: $10.84 Per Share

Total Net Assets: $390.6 Million
30-Day SEC Yield: 5.08%
12-Month Distribution Rate: 4.83%
Average Maturity: 21.0 Years
Effective Duration: 1.9 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	2.12%	-0.08%	0.74%
6 Month**	3.34	6.08	N/A
1 Year	4.18	5.99	3.86
5 Year	4.52	4.82	3.94
10 Year	5.00	5.76	5.03
Inception	6.58	6.93	6.31
Cumulative Total Returns (%)*			
1 Year	4.18%	5.99%	3.86%
5 Year	24.75	26.54	21.31
10 Year	62.86	75.05	63.31
Inception	302.55	332.22	290.34

**As of 3/31/09*
***Not Annualized*

Portfolio Structure by Sector (% of Total Net Assets)



Collateralized Mortgage Obligations
33.6
FNMA Pass-Through
32.6
FHLMC Pass-Through
16.4
GNMA Pass-Through
14.8
Sectors less than 2%
1.4
Cash & Other Net Assets
1.2

Estimated Average Life Profile



1.2%
96.2%
2.1%
0.5%
0.0%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/09: $7.93 Per Share

Total Net Assets: $138.8 Million
30-Day SEC Yield: 6.67%
Tax Equivalent Yield: 10.26%[1]
12-Month Distribution Rate: 4.77%
Average Maturity: 15.2 Years
Duration to Est. Avg. Life: 6.0 Years[2]
Implied Duration: 6.6 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	6.60%	2.18%	5.39%
6 Month**	-5.83	6.20	N/A
1 Year	-9.14	6.04	-3.20
5 Year	-0.32	3.76	1.62
10 Year	1.77	4.69	3.32
Inception	4.69	5.81	5.54
Cumulative Total Returns (%)*			
1 Year	-9.14%	6.04%	-3.20%
5 Year	-1.58	20.26	8.37
10 Year	19.16	58.07	38.68
Inception	155.95	218.43	202.07

**As of 3/31/09*
***Not Annualized*

Portfolio Structure by Sector (% of Total Net Assets)



Hospital/Health Care
21.1
Other Revenue
18.1
Multifamily Mortgage Revenue
14.3
Education/Student Loan
11.6
Single Family Mortgage
8.3
Mutual Funds
6.5
Insured
6.1
Sectors less than 5%
12.8
Cash & Other Net Assets
1.2

Quality Ratings (% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	3.1
BBB	5.0
BB	18.3
<BB	6.8
Total	33.2%



Other Assets & Liabilities
1.2%
AAA
11.7%
AA
6.6%
A
11.3%
BBB
27.7%
Less Than BBB
6.3%
Not Rated
33.2%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/09: $8.97 Per Share

Total Net Assets: $244.1 Million
30-Day SEC Yield: 5.55%
Tax Equivalent Yield: 9.27%[1]
12-Month Distribution Rate: 4.67%
Average Maturity: 14.5 Years
Duration to Est. Avg. Life: 5.1 Years[2]
Implied Duration: 6.5 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	7.45%	2.18%	5.91%
6 Month**	-0.87	6.20	N/A
1 Year	-3.67	6.04	0.75
5 Year	1.63	3.76	2.40
10 Year	3.01	4.69	3.70
Inception	4.22	4.94	4.32
Cumulative Total Returns (%)*			
1 Year	-3.67%	6.04%	0.75%
5 Year	8.42	20.26	12.59
10 Year	34.57	58.07	43.79
Inception	88.42	109.57	91.20

**As of 3/31/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 25.1
Multifamily Mortgage Revenue 18.8
Single Family Mortgage 14.5
Education/ Student Loan 11.0
Other Revenue 8.8
Insured 5.3
Utility 5.2
Sectors less than 5.0% 8.9
Cash & Other Net Assets 2.4

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.5
A	7.3
BBB	17.2
BB	10.9
<BB	0.5
Total	36.4%



Other Assets & Liabilities 2.4%
AAA 8.6%
AA 20.2%
A 14.0%
BBB 15.9%
Less Than BBB 2.5%
Not Rated 36.4%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

2009 Retirement Confidence Survey Results

Every year, the Employee Benefit Research Institute (EBRI) conducts a retirement confidence survey. The survey is the most comprehensive study of the attitudes and behaviors of American workers and retirees.

Survey results released last month show that most Americans have very little saved for retirement. For example, 53% of Americans state that the total value of their savings and investments, excluding the value of their home, is less than $25,000. What's more, 20% report that they have less than $1,000 in savings. Not surprisingly, many workers say they expect to work longer and plan to supplement their income in retirement by working.

If you haven't started saving for retirement, you can set up a Sit Mutual Funds Traditional or Roth IRA by calling us at 1-800-332-5580 or by visiting our web site at www.sitfunds.com.

Total Savings and Investments

Savings and Investments	All Workers
< $10,000	40%
$10,000 - $24,999	13%
$25,000 - $49,999	11%
$50,000 - $99,999	12%
$100,000 - $249,999	12%
$250,000+	12%

Source: Employee Benefit Research Institute

SIT MUTUAL FUND PRICES

Sit Mutual Funds offers its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) in three ways:

Website: www.sitfunds.com
Access to the Sit Mutual Funds website is available 24 hours a day.

Telephone: 800-332-5580
Automated: Fund prices are available on our automated phone line 24 hours a day.

Live:
Sit Mutual Funds Investor Services Representatives can provide current prices Monday through Friday from 7:30 a.m. to 5:30 p.m. CST.

View Statements Online

View your statements anytime on our website, www.sitfunds.com. Access your account (click on blue "Account Access" button), then click on "Statements & Reports." To establish account access, click on the blue "Account Access" button, and then click on the "Enroll For Online Account Services" link.

On February 17th, President Obama signed into law the $787 billion American Recovery and Reinvestment Act of 2009 ("Recovery Act"). This massive bill is intended to jump-start the American economy by creating or saving more than 3.5 million jobs over the next two years. It expands last year's Emergency Economic Stabilization Act by appropriating another $357 billion in federal spending initiatives, $286 billion in tax relief for individuals and businesses, and $144 billion in fiscal relief at the state and local level. The Recovery Act increases the limit on our nation's debt to $12.1 trillion. A brief summary of a few of the major provisions of the Act follows.

The "Making Work Pay" provision provides over 110 million households with a tax credit of 6.2% of earned income up to $400 for individuals and $800 for families in 2009 and 2010. The credit phases out for taxpayers with incomes in excess of $75,000 ($150,000 for married couples filing jointly).

Last year, the Housing and Recovery Act provided first-time home buyers with a tax credit on 10% of the purchase price of a house (up to $7,500). Individuals who received this tax credit must repay the amount of the credit back to the government over 15 years in equal installments (earlier if the home is sold). Under the Recovery Act, the maximum amount of the credit is increased to $8,000 and the repayment obligation is eliminated for individuals who purchase and close on a home before December 1, 2009. Buyers who own the home for less than three years must repay the credit. The credit phases out for taxpayers with incomes in excess of $75,000 ($150,000 for married couples filing jointly). Note that the law considers a first-time homebuyer as anyone who has not owned a principal residence during the three-year period prior to the purchase of a home.

Americans who receive Social Security, Supplemental Security Income, Railroad Retirement and Veterans benefits will receive a one-time payment of $250 by May 31st. In addition, the Recovery Act increases the earned income tax credit for families with three or more children for 2009 and 2010.

The Recovery Act provides taxpayers seeking a college education with an "American Opportunity" tax credit of up to $2,500 in 2009 and 2010. Taxpayers can receive a tax credit based on 100% of the first $2,000 of tuition and related expenses and 25% on the next $2,000. The credit phases out for taxpayers with incomes in excess of $80,000 ($160,000 for married couples filing jointly). In addition, Section 529 Plan withdrawals are now tax-free when the funds are used to purchase a computer and related equipment. And finally, the Pell grant maximum for next year increases to $5,350.

Taxpayers may deduct state and local taxes paid on up to $49,500 of the purchase of new cars, light trucks, recreation vehicles and motorcycles between February 17th and the end of this year. The deduction phases out for taxpayers with incomes in excess of $125,000 ($250,000 for married couples filing jointly). The deduction can be claimed even if a taxpayer doesn't itemize when filing their taxes.

COBRA is an acronym for a bill passed in 1986 that gives certain former employees and their dependents the right to continue paying for health care insurance at group rates for a limited time. To help people maintain coverage, the Recovery Act provides a 65% subsidy for COBRA continuation payments for those who are involuntarily terminated between September 1, 2008 and December 31, 2009. This subsidy ends after nine months or sooner if one becomes eligible for Medicare or a new employer-sponsored health care plan. To receive this assistance, individuals should contact their former employer for details and must attest that their income will not exceed $125,000 individually ($250,000 for married couples filing jointly).

In addition to tax credits and subsidies, the Recovery Act equalizes the tax-free benefits employers can provide to employees for parking and transit expenses. Although amounts differed in the past, the Recovery Act establishes a maximum of $230 per month in 2009 and 2010.

Another significant initiative of the Recovery Act is to improve the quality and coordination of health care. The Recovery Act requires the federal government to develop standards that will allow for the nationwide electronic exchange and use of individual health records. According to the Congressional Budget Office (CBO), approximately 90% of doctors and 70% of hospitals will adopt and use certified electronic health records within the next decade. Through reduced spending on Medicare, Medicaid and other programs, the CBO expects that adoption of these technology standards will save the government more than $12 billion.

The CBO's graph on this page illustrates the difference between potential GDP in CBO's baseline and actual GDP without and with the impact of the American Recovery and Reinvestment Act of 2009.

The Recovery Act created the Recovery Accountability and Transparency Board to oversee the disbursement of funds. The board maintains a web site (www.recovery.gov) with Recovery Act information and up-to-date data on the expenditure of funds. To read the Recovery Act in full, visit www.readthestimulus.org.


Percentage difference in the fourth quarter of each year.
Reference Point (Potential GDP)
With ARRA:
High
Low
Without ARRA (Baseline)
2
0
-2
-4
-6
-8
2007
2009
2011
2013
2015
2017
2019

Source: Congressional Budget Office

Notes: CBO's January 2009 baseline projection of potential gross domestic product (GDP) is set as a reference point. The projection of actual GDP without the effects of the American Recovery and Reinvestment Act of 2009 (ARRA) is CBO's January 2009 estimate, as presented in *The Budget and Economic Outlook: Fiscal Years 2009-2019*. The projections of actual GDP with the effects of ARRA incorporated (the high and low estimates) reflect a range of assumptions.

Accessing your IRA Money Early **by Steve Benjamin, CEBS, CRPC**

The downturn in our economy has caused many people who lack a rainy day fund to consider tapping their IRA for cash. While tempting, it is an expensive way to access funds because an IRA withdrawal is taxed at ordinary income tax rates and, for those under age 59½, a 10% penalty tax is assessed unless an exception applies (college/graduate school expenses, unreimbursed medical expenses, first-time home purchase, etc.).

But what if an individual under age 59½ needs money from their IRA over a number of years? In this case, the IRA holder may be interested to hear of a little known exception. Internal Revenue Code Section 72(t) states that an individual is not subject to a penalty tax if IRA distributions are a part of a series of "substantially equal periodic payments" (SEPPs). These withdrawals must occur for a minimum of five years or until the IRA holder turns age 59½, whichever is later.

A word of caution. If SEPPs are modified in any way, the IRA holder owes a 10% penalty tax on all SEPP distributions taken prior to age 59½ – plus interest! The IRS considers a SEPP program modified if:

- more or less than the annual SEPP amount is withdrawn from the IRA, or
- the SEPPs stop before the end of the required time period, or
- a contribution of any size is made to the IRA after SEPPs have begun

SEPPs may be discontinued if an IRA holder dies or becomes disabled. Note that the IRS only considers an individual disabled if one cannot perform "substantial gainful activity because of a physical or mental condition." In addition, a doctor must determine that the condition is expected to result in death or be of a long, continued and indefinite duration.

SEPPs must be calculated using one of the following three methods.

RMD Method

The first year's SEPP is calculated by taking the previous year's December 31st IRA balance and dividing it by the applicable life expectancy factor taken from an IRS life expectancy table. The beneficiary's age and relationship to the IRA account holder dictate which of the three life expectancy tables to use: Single Life, Joint Life or the Uniform Life Table. Subsequent SEPPs are recalculated using the new prior year-end balance and updated life expectancy factor. The RMD method results in the smallest annual payout and changes each year.

Amortization Method

This method is similar to amortizing a loan. The annual withdrawal is calculated using the value of the IRA, the appropriate life expectancy (from the three IRS life expectancy tables mentioned above) and the amount of interest the IRA is expected to earn. The chosen interest rate cannot exceed 120% of the federal mid-term rate for either of the two months immediately preceding the month in which distributions begin. Payments are identical each year.

Annuitization Method

The Annuitization method is identical to the Amortization method except a different life expectancy table is used (from IRS Revenue Ruling 2002-62). Like the Amortization method, payments are identical each year.

Splitting IRAs

If withdrawals haven't begun and future SEPPs look like they will be too large, an IRA can be split into two IRAs. As a result, IRA #1 will have the optimal amount needed to produce the desired SEPPs and IRA #2 can be accessed if additional withdrawals are necessary. A withdrawal from IRA #2, while perhaps subject to a 10% penalty tax, does not affect or modify the SEPP program. When splitting the IRA, one should consider moving the IRA assets in a trustee-to-trustee transfer to reduce the possibility of a distribution or tax withholding error.

Starting a SEPP program requires careful consideration. If the financial need is short term, one may want to look at other resources or even consider taking funds from the IRA and paying the early distribution penalty to preserve the remainder of the IRA. If you have any questions, please give us a call at 1-800-332-5580.

SEPP Calculation Methods	RMD	Amortization	Annuitization
Withdrawal size?	Small	Large	Largest
Recalculate annual withdrawal amount?	Yes	No	No
Likelihood of outliving IRA assets?	Very low	Higher	Highest
Ability to switch to RMD method?	—	Yes	Yes

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Sit U.S. Government Securities Fund • Investment Outlook and Strategy Summary • First Quarter 2009 Performance Summary • American Recovery and Reinvestment Act • IRAs and SEPPs